FORM 6-K


            SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, D.C. 20549


             Report of Foreign Private Issuer
           Pursuant to Rule 13a-16 or 15d-16 of
            the Securities Exchange Act of 1934


             For the month of September, 2005

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                Form 20-F   X        Form 40-F
                          -----                -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                     Yes              No   X
                         -----           -----

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                N/A

                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC


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This Form 6-K consists of:

The Notice of Extraordinary General Meeting of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant in English on September 28, 2005.


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                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                          HUANENG POWER INTERNATIONAL, INC.



                          By  /s/ Huang Long
                             ---------------




                          Name: Huang Long

                          Title: Director



Date:  September 28, 2005


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                               [GRAPHIC OMITTED]


To: Business Editor
[For Immediate Release]


                       HUANENG POWER INTERNATIONAL, INC.
                    Notice of Extraordinary General Meeting


(Beijing, China, September 28, 2005) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] announced today that the Company will hold an extraordinary general meeting (the "EGM") at 9:00 a.m. on Thursday, November 17, 2005 at the office of the Company at West Wing, Building C, Tianyin Mansion, 2C Fuxingmennan Street, Xicheng District, Beijing, the People's Republic of China. At the EGM, the following resolutions will be tabled for approval:

Ordinary Resolutions:

1. Proposal regarding change of director - to appoint Mr. Ding Shida as director;

2. Proposal regarding change of supervisor - to appoint Mr. Gu
   Jianguo as supervisor.

Special Resolution:

3. Proposal regarding amendments to the Company's Articles of Association.

The Company develops, constructs, operates and manages power plants in China nationwide, with a total generation capacity of 21,653MW on an equity basis. The Company wholly owns sixteen operating power plants, and has controlling interests in ten operating power companies and minority interests in four operating power companies. Today, it is one of the largest independent power producers in China.

                                    ~ End ~


Ms. Meng Jing / Ms. Zhao Lin                   Ms. Christy Lai / Ms. Edith Lui
Huaneng Power International, Inc.              Rikes Communications Limited
Tel: (8610) 6649 1856 / 1866                   Tel: (852) 2520 2201
Fax: (8610) 6649 1860                          Fax:(852) 2520 2241 Email:
ir@hpi.com.cn